[Baker & McKenzie LLP Letterhead]
January 17, 2008
VIA EDGAR AND COURIER
H. Christopher Owings, Esq.
Assistant Director
Scott Anderegg, Esq.
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sims Group Limited Registration Statement on Form F-4
Filed November 28, 2007
File No. 333-147659
Dear Mr. Owings and Mr. Anderegg:
          We refer to your letter of December 28, 2007 setting forth the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registration Statement on Form F-4 (the “Registration Statement”) filed by Sims Group Limited (“Sims”) with the Commission on November 28, 2007 (File No. 333-147659).
          This letter and Amendment No. 1 to the Registration Statement (the “Amendment”) are being filed today with the Commission via EDGAR. In addition, we are delivering via courier a hard copy of this letter together with courtesy copies of the Amendment marked to indicate changes from the Registration Statement as filed on November 28, 2007.
          The Staff’s comments, indicated below in bold, are followed by responses on behalf of Sims. All references to page numbers in the responses are to pages in the marked copy of the Amendment. Capitalized terms used in this letter have the respective meanings provided in the Amendment.
Summary, page 1
1.	Please include a section that briefly describes and quantifies the interests of the Metal Management directors and executive officers in the merger that differ from those of the unaffiliated shareholders.
We have added a new section on page 3 of the Amendment in response to this comment.

Risk Factors, page 15
2.	Refer to the risk factor on page 26 entitled “Since Sims was not subject to SEC rules prior to the merger...” Please revise this risk factor to quantify this information to provide additional information to shareholders regarding the materiality of this risk.
We have revised the referenced risk factor on page 26 of the Amendment to quantify the materiality of this risk.
3.	Refer to the risk factor on page 26 entitled “Sims Metal Management will be exposed to the risk of legal claims...” and your risk factor on page 27 entitled “The Operations of Sims Metal Management will be subject to risk and uncertainties relating to international conflicts and terrorism.” In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks. Please revise these risk factors to state specific material risks to your company or to shareholders.
We have revised the referenced risk factors on page 27 of the Amendment to discuss more specifically how these risks apply to Sims Metal Management.
Background of the Merger, page 32
4.	You state that both companies have considered the possibility of acquisitions, combinations and other business strategies at various times over the years. Please state whether the board of directors of Metal Management recently considered any alternatives to the proposed merger.
We advise the Staff that neither Sims nor Metal Management recently considered any alternatives to the merger other than continuing to operate independently.
5.	You state that from late-June to mid-July, the parties held several discussions. Please revise to provide greater detail concerning the dates and subject matter of these discussions or meetings.
We have revised page 35 of the Amendment to provide additional details concerning the dates and subject matter of the discussions and meetings between June 22, 2007 and July 10, 2007.
6.	Please elaborate upon why, after three months of analysis and negotiation, Sims decided that a transaction only involving its North American metal recycling operations did not accomplish Sims’s objectives.
We have included additional disclosure in the seventh paragraph on page 34 of the Amendment in response to this comment. Based on discussions between the parties relating to operational, governance, commercial and other considerations relating to a possible acquisition of Sims’s North American operations by Metal Management, the Sims board of directors determined that a partial combination would be likely to involve a complex operational and governance structure and would also result in Sims giving up full control over its North American operations. The Sims board accordingly concluded that a partial combination was likely to be less desirable than a full merger, and therefore determined to explore further the possibility of a full merger.
7.	Please revise to more clearly identify each person in attendance at each meeting. For example, where you state that “the parties,” or “members of Sims’s Finance & Investment Committee,” performed certain tasks or attended certain meetings, please identify the individuals to whom you refer.
We have elaborated on the referenced terms by specifying the parties in attendance at each meeting and the individual members that comprise Sims’s Finance & Investment Committee.
8.	In several instances in your disclosure you make reference to important discussions or determinations without summarizing the nature of those discussions or determinations. For example, you disclose a July 19, 2007 F&I Committee meeting at which you discussed the “merits” of the transaction. Another example, you disclose an August 2, 2007 Metal Management board meeting at which the board discussed the “potential strategic rationale for the merger.” You also generally discuss proposed compensation but do not discuss the specifics of the negotiations related to compensation following the merger. Please revise your disclosure here and elsewhere where you make such references to summarize those discussions or determinations.
We have amended the references to discussions about compensation and the merits and rationale of the merger by adding more details about the context of these discussions, including details about executive and non-executive director compensation and the strategic considerations of the boards of Sims and Metal Management when making determinations about the merger.
9.	Please provide us with a copy of any materials, such as board books, used in CIBC World Markets’ presentations to the Metal Management board of directors. We may have further comment upon receipt of these materials.
The presentation materials prepared by CIBC World Markets for the Metal Management board of directors at its September 24, 2007 meeting and summarized under the caption “Opinion of Metal Management’s Financial Advisor” are being provided to the Staff under separate cover by counsel for CIBC World Markets on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. In accordance with such Rules, counsel for CIBC World Markets has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for CIBC World Markets also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Financial Considerations, page 38
10.	Please disclose and separately quantify the tangible operating synergies that you expect to result from the merger.
We have added language on page 41 of the Amendment to quantify specific tangible operating synergies that the Metal Management board expected to result from the merger.
11.	Please clarify what considerations about the “earnings, cash flow and balance sheet of the proposed combined company” led the Metal Management board of directors to enter into the merger agreement.
We have added language on page 41 of the Amendment that clarifies that the earnings, cash flow and balance sheet of the proposed combined company were believed by the Metal Management board to result in the potential enhancement of Metal Management stockholder value.
Risks, page 40
12.	In the ninth bullet, please clarify that certain of Metal Management’s directors and officers have conflicts of interest as a result of the proposed merger.
We have revised the ninth bullet point under “Risks” on page 43 of the Amendment in response to this comment.
13.	In the third to last bullet point, discuss more fully the disparities in compensation levels, compensation systems and philosophy to which you allude.
We have revised the third to last bullet point under “Risks” on pages 43 and 44 of the Amendment in response to this comment.
Opinion of Metal Management’s Financial Advisor, page 41
14.	In the Selected Companies Analysis, explain how you selected the companies identified. For example, please clarify whether the companies you have selected are of the same size as the parties to the merger agreement.
The disclosure appearing on pages 47 and 48 of the Amendment has been revised in response to the Staff’s comment. We supplementally advise the Staff that the Sims selected companies and the Metal Management selected companies were selected primarily taking into account relevant businesses in which such companies are engaged, as currently disclosed, rather than the size of such companies. Accordingly, no further revisions have been made to the disclosure in this regard.

Board of Directors of Sims Metal Management After the Merger, page 48
15.	Please clarify your disclosure by adding dates or the duration of employment to describe the business experience of Norman R. Bobins. Similarly, please provide this information for Robert Kelman on page 51.
We have revised the biography for Mr. Bobins on page 52 of the Amendment and for Mr. Kelman on page 54 of the Amendment to include the requested additional information.
16.	We note that some of the officers and directors are being selected to serve after the merger in accordance to the terms of the merger agreement. Please describe any other arrangement or understanding pursuant to which any person serving as a director or executive officer will be selected to serve.
The merger agreement between Sims and Metal Management specifies the size and composition of the board of directors and board committees of the combined company following the merger. The merger agreement also specifies the respective roles and titles of certain senior executive officers of the combined company following the merger.
As described in “Risk Factors — Sims’s largest shareholder will have significant influence after the merger over transactions requiring shareholder approval” on page 18 of the Amendment and “Management and Operations After the Merger — Board of Directors of the Combined Company Following the Effective Time of the Merger” on page 83 of the Amendment, Mitsui Raw Materials Development Pty Limited, which is currently Sims’s largest shareholder, will continue to have the right, in accordance with Sims’s constitution, to designate up to two directors of Sims Metal Management following the merger. Mitsui’s board designation rights were taken into account by the parties when they negotiated the board and committee composition provisions included in the merger agreement.
Other than the foregoing arrangements, there are no arrangements or understandings currently in effect pursuant to which any person serving as a director or executive officer of either Sims or Metal Management will be selected to serve as a director or officer of the combined company following the merger.
The Merger Agreement, page 58
17.	We note your disclosure that the merger agreement is “[n]ot intended to provide any other factual information regarding Sims, Metal Management or their respective businesses.” We also note your disclosure “you should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about Sims or Metal Management.” Please revise to remove any potential implication that the referenced merger agreement, or any descriptions of its terms, does not constitute public disclosure under the federal securities laws.
We have revised the second paragraph under “The Merger Agreement” on page 62 of the Amendment in response to this comment. We believe the revised language is comparable to the disclosure included in the definitive proxy statement/prospectus distributed to stockholders in connection with recent transactions similar to the merger.

Conditions to Completion of the Merger, page 69
18.	In this section and throughout your document as applicable, please clarify briefly which conditions to the merger are waiveable. Please be aware that we generally believe resolicitation is required when companies waive material conditions to a merger.
We have included additional discussion in response to this comment on pages 5 and 74 of the Amendment. We have also clarified pages 7 and 60 of the Amendment with respect to the current status of certain regulatory filings and approvals required in connection with the transaction. We acknowledge the Staff’s position with respect to resolicitation in connection with waivers of material transaction conditions.
Certain United States Federal Income Tax Consequences of the Merger, page 75
19.	You may not assume that the merger will be treated as a reorganization. Instead, tax counsel must provide a tax opinion pursuant to Item 601(b)(8) of Regulation S-K regarding the tax consequences of the merger. We note that the merger is conditioned upon receipt of a tax opinion as of the closing date; however, you must provide a separate tax opinion with this registration statement. If counsel intends to file a short-form tax opinion confirming the opinions contained in the Form F-4, you must revise this section state clearly the matters upon which King & Spalding has opined.
We have modified this section to remove the assumption that the merger will be treated as a reorganization and instead describe the opinion of tax counsel. In addition, we have provided supplementally for the Staff’s review a form of the tax opinion to be delivered by King & Spalding, which will be filed before we request acceleration of the effectiveness of the Registration Statement.
20.	Please disclose that your discussion addresses all material United States Federal Income Tax consequences of the merger rather than certain consequences. Please revise or advise.
We advise the Staff that this section describes the material United States Federal Income Tax consequences of the merger and, accordingly, we have removed the word “certain” from the heading.
Unaudited Pro Forma Combined Financial Information, page 81
21.	We note from your discussion on page 2 that each share of Metal Management common stock outstanding immediately prior to the effective time of the merger will be automatically converted into the right to receive 2.05 Sims ADSs, together with the right to receive cash in lieu of fractional Sims ADSs. We note further that no fraction of a Sims ADS will be issued in the merger. Instead, each holder of Metal Management common stock who would otherwise be entitled to receive a fractional Sims ADS in the merger will be entitled to receive a cash payment in U.S. dollars in lieu of such fractional Sims ADS. It appears from your pro forma balance sheet on page 84 that the purchase price consideration is comprised only of Sims shares as opposed to a combination of Sims shares and cash. Please revise your pro forma presentation to reflect the purchase price consideration as a combination of shares and cash. Otherwise, please advise us why you believe your current presentation is appropriate and clarify your pro forma disclosures to indicate why there is not an adjustment to your cash balance.
The amount of cash payable in lieu of fractional Sims ADSs will be based on the number of Metal Management stockholders at the time of completion of the merger. Although it is not possible to determine in advance the exact number of Metal Management stockholders at completion, based on the 1,256 record holders of Metal Management’s common stock as of May 1, 2007, as reported in Metal Management’s Form 10-K for its fiscal year ended March 31, 2007, the cash consideration payable in lieu of fractional Sims ADSs, using Sims’s current share price, would be less than $35,000. In the context of the combined company’s pro forma cash balance of A$62.9 million, Sims believes that this amount is not material. Therefore, no cash payment has been reflected on the pro forma balance sheet for the combined company. A new footnote 5 clarifying this point has been added to the pro forma balance sheet on page 88 of the Amendment and a corresponding reference has been added to “Notes to Unaudited Pro Form Combined Financial Information — Basis of Presentation” on page 90 of the Amendment.
22.	We note that the terms of the merger were agreed upon and announced on September 24, 2007. Please tell us the expected acquisition date you intend to use for accounting purposes and confirm that there are no provisions, such as stock price contingencies, that could result in a change to the 2.05 exchange ratio.
The acquisition date that will be used for accounting purposes has been determined by the application of guidance contained within FAS 141 “Business Combinations” (paragraphs 48-50), as well as relevant concepts from APB Opinion Number 16, “Business Combinations.”
FAS 141 states that “the date of acquisition ordinarily is the date assets are received and other assets are given, liabilities are assumed or incurred, or equity interests are issued.” We will consider such guidance when determining the acquisition date both for consolidating the operational results of Metal Management subsequent to the acquisition and for allocating the cost of the acquired entity to the assets acquired and liabilities assumed.
Accordingly, the acquisition date for accounting purposes will be determined following the adoption of the merger agreement by Metal Management stockholders and the issuance of equity interests (American Depositary Shares) as consideration for the assets and liabilities of Metal Management. It is expected that the meeting to obtain approval from Metal Management stockholders will take place during February 2008, with the exchange of outstanding common stock of Metal Management for Sims ADSs occurring on that date or shortly thereafter. Therefore, the acquisition date for accounting purposes will likely be the end of February 2008.
The average market price of Sims shares, two days before and after September 24, 2007 (the date that the terms of the acquisition were agreed to and announced), will be considered when determining the fair value of securities issued (FAS 141, paragraph 22, and APB Opinion Number 16, paragraph 74).

Furthermore, we confirm that there are no provisions or other contingencies, such as contingencies based on earnings or security prices, which would result in a change in the 2.05 exchange ratio stipulated in Section 1.8 of the Merger Agreement (filed by Metal Management with the Commission via Form 8-K on September 24, 2007).
Overview of Sims’ Business, page 89
23.	Please disclose the basis for your statement Sims is one of the world’s largest metal recycling operations. Provide support for similar statements throughout this section. If these statements are based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please provide copies of these documents to us, appropriately marked to highlight the sections relied upon.
Sims believes that its principal global public company competitors in the metals recycling industry include Schnitzer Steel Industries, Inc. (Nasdaq: SCHN), Metal Management and Derichebourg (Euronext: DGB), a conglomerate which also has significant operations outside the metals industry. Based on information regarding these companies available publicly from the primary securities exchanges on which their securities are traded, Sims has a current market capitalization of approximately $2.7 billion, compared with market capitalizations of approximately $1.6 billion for Schnitzer, $1.1 billion for Derichebourg and $1.1 billion for Metal Management. Further, Sims has over 100 operating sites throughout Australasia, Europe and North America. According to information available on their Internet websites, Schnitzer has 37 sites in North America, while Derichebourg has “140 recycling platforms,” principally in France, with 6.1 million tons of ferrous and non-ferrous metals processed per year. In a filing Schnitzer made on October 29, 2007, it stated that ferrous metals volumes processed for the year ended August 31, 2007 were 4.3 million long tons and non-ferrous metals volumes were 0.2 million long tons. Sims’s total sales volumes for the financial year ended June 30, 2007 were approximately 9.6 million tons, which included approximately 6.4 million tons of ferrous metals, approximately 0.3 million tons of non-ferrous metals, and various brokerage and other tons.
Commercial Metals Company (NYSE:CMC), OneSteel Limited (ASX:OST) and Gerdau Ameristeel Corporation (NYSE: GNA) also have metals recycling operations and have larger market capitalizations than Sims (approximately $3.2 billion, $4.9 billion and $5.6 billion, respectively), but metals recycling represents only a small part of their overall businesses. In 2007, according to publicly available information, the metals recycling segment of Commercial Metals constituted 14% of its total operating profit. While Gerdau Ameristeel does not separately report the earnings of its metals recycling business, Sims management believes that the business is significantly smaller than that of Sims. Gerdau has 17 recycling facilities in total, while Sims has 48 facilities in North America alone. In respect of OneSteel Limited, according to publicly available information, for the financial year ended June 30, 2007, on a pro forma basis, revenue from its metals recycling division (which it acquired as part of a merger with Smorgon Steel Group Limited in October 2007) represented approximately 16% of its total revenue.

In many of the geographic regions in which Sims operates, the metal recycling industry is highly fragmented, with a number of privately-held local and regional firms engaged in the business. In most cases, information regarding production, revenues and market share of competitive metal recycling firms is not known because of the fragmented nature of the industry and the fact that most market participants, other than public companies such as those referred to above, are privately held. In view of the difficulty in obtaining information regarding competitive companies in the regional and local markets in which Sims operates, we have revised certain of the statements discussing the relative size or market position of Sims’s operations in “Overview of Sims’s Business” and elsewhere in the Amendment.
Operational and Financial Review, page 98
Results of Operations, page 100
24.	Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. For example, you disclose on page 102 that a large portion of the increase in sales revenue for the 12-month period ended June 30, 2007 compared to the 12-month period ended June 30, 2006 was attributable to a full year contribution from Hugo Neu, which you acquired in October 2005. You disclose further that the increase was also the result of strong ferrous prices and an improved contribution from Sims’s North American operations. Please quantify the extent to which the changes are attributable to the various contributing factors. See Item 5 of Form 20-F.
We have revised the discussion on pages 104 through 111 of the Amendment to quantify the extent to which the changes in results of operations described in the discussion are attributable to the referenced contributing factors.
Quantitative and Qualitative Disclosure of Market Risk, page 112
25.	Please expand your quantitative and qualitative disclosure of market risk to provide sensitivity analysis disclosures that express the potential loss in future earnings or fair values resulting from one or more selected hypothetical changes. Alternatively, you may prefer one of the other disclosure options described in paragraph (a)(1) of Item 11 of Form 20-F.
We have included additional tables under “Quantitative and Qualitative Disclosure of Market Risk” beginning on page 116 of the Amendment in response to this comment. A tabular disclosure as permitted in paragraph (a)(1) of Item 11 of Form 20-F has been included under each of the Commodity Price Risk, Interest Rate Risk and Foreign Currency Risk headings.

Note 1 — Summary of Significant Accounting Policies, page F-7
Derivative Financial Instruments, page F-9
26.	Please expand your discussion to specify the line items of your statements of operations in which you report the gains and losses of your forward exchange contracts and forward commodity contract derivative instruments. To the extent material, please also quantify the amounts of gains and losses reported for each of the years presented in your statements of operations.
We have expanded the discussion under “Note 1 — Critical Accounting Policies — Derivative Financial Instruments” beginning on page F-9 of the Amendment in response to this comment to include the explanatory reference “under the heading cost of sales excluding depreciation.” No separate disclosure has been made in the Statement of Operations as the amounts of gains and losses in each of the years are not considered material.
Note 5 — Acquisitions, page F-15
27.	Please clarify why the $8.9 million or cash acquired in your fiscal 2007 acquisitions has been reflected as a cash outflow.
The table reflecting the fair values of assets and liabilities and goodwill of acquisitions has been revised by eliminating from the negative cash acquired of A$8.905 million an amount of A$11.807 million, being bank loans included in the liabilities acquired. The net cash inflow from acquisitions has been revised to A$2.902 million. As a consequence of this revision, the Consolidated Statements of Cash Flows (F-5) has also been revised.
Undertakings, page II-1
28.	Please revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.
We have revised the undertakings beginning on page II-3 of the Amendment to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.
Exhibits
29.	Please include your form of proxy card in your next amendment.
A form of the proxy card for the special meeting of Metal Management stockholders has been included as Exhibit 99.7 to the Amendment as filed with the Commission.
30.	Please file all required exhibits, such as your legal and tax opinions in a timely manner so that we may have time to review them before you request that your registration statement become effective.
The form of the King & Spalding tax opinion is being provided supplementally as an attachment to this letter for review by the Staff. An execution copy of the King & Spalding tax opinion will be included as an exhibit to the Registration Statement filed with the Commission before we request acceleration of the effectiveness of the Registration Statement.
The parties are currently finalizing the form of the Deposit Agreement to be included as Exhibit 4.1 to the Registration Statement. The final Deposit Agreement is expected to be substantially in the form of the standard Bank of New York deposit agreement and no material changes in the summary of the terms of the Deposit Agreement included in the Registration Statement are expected. An execution copy of the Deposit Agreement will be included as an exhibit to the Registration Statement filed with the Commission before we request acceleration of the effectiveness of the Registration Statement.
We have included all other required exhibits contemplated by the Registration Statement as exhibits to the Amendment filed with the Commission.

* * * * *
     Should you have any questions regarding this letter or the Amendment, please contact the undersigned at (312) 861-3730 or Christopher Bartoli at (312) 861-8676.

Sincerely

/s/ Craig A. Roeder
Craig A. Roeder

cc:	Frank M. Moratti
Company Secretary and General Counsel
Sims Group Limited
Sims Group House
Level 6, 41 McClaren Street
North Sydney
New South Wales 2060
Australia

E. William Bates, II
King & Spalding LLP
1185 Avenue of the Americas
New York, New York 10036

King & Spalding LLP 1185 Avenue of the Americas
New York, NY 10036
www.kslaw.com
January ___, 2008
Metal Management, Inc.
325 North LaSalle Street
Suite 550
Chicago, Ill 60610
Ladies and Gentlemen:
     We have acted as counsel to Metal Management, Inc., a Delaware corporation (the “Company”), in connection with the Agreement and Plan of Merger dated as of September 24, 2007 (the “Merger Agreement”), between and among Sims Group Limited, a corporation organized under the laws of Victoria, Australia (“Parent”), MMI Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company, pursuant to which Merger Sub will be merged with and into the Company, with the Company surviving as a wholly owned direct subsidiary of Parent (the “Merger”) on the terms and conditions set forth therein.
     For the purposes of this letter, capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.
INFORMATION RELIED UPON
     In rendering our opinion, we have examined such documents as we have deemed appropriate, including (i) the Merger Agreement, (ii) the Registration Statement on Form F-4 (the “Registration Statement”) filed by Parent with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to the Merger, and (iii) the representation letters of Parent and the Company delivered to us for purposes of this opinion (the “Representation Letters”), containing representations about factual matters relating to the Merger. In addition, we have examined, and have relied as to matters of fact upon, originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, agreements, documents, and other instruments and have made other such inquiries as we have deemed necessary or appropriate to enable us to render the opinion set forth below. In such examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies, and the authenticity of the originals of such latter documents. We have not, however, undertaken any independent investigation of any factual matter set forth in any of the foregoing.

     We have assumed, with your permission, that (i) the Merger will be effected in accordance with the Merger Agreement, (ii) the statements concerning the Merger set forth in the Merger Agreement and the Registration Statement are accurate and complete and will remain accurate and complete at all times up to and including the Effective Time, (iii) the factual representations made by Parent and the Company in the Representation Letters are and will remain accurate and complete at all times up to and including the Effective Time, and (iv) any factual representations made in the Merger Agreement or the Representation Letters “to the best knowledge of,” or based on the belief of, Parent or the Company or similarly qualified are accurate and complete and will remain accurate and complete at all times up to and including the Effective Time, in each case without such qualification. We also have assumed that the parties have complied with and, if applicable, will continue to comply with, the covenants contained in the Merger Agreement.
OPINION
     It is our opinion that (i) for U.S. federal income tax purposes, the Merger will constitute a “reorganization” within the meaning of section 368(a) of the Internal Revenue Code, and (ii) the material U.S. federal income tax consequences of the Merger to holders of the Company’s common stock will be as described in the Registration Statement under the caption “Material United States Federal Income Tax Consequences,” subject to the qualifications and limitations set forth therein.
     Our opinion is based upon existing statutory, regulatory, and judicial authority, any of which may be changed at any time with retroactive effect. In addition, our opinion is based solely on the documents that we have examined, the additional information that we have obtained, and the statements of fact set out herein that we have assumed, with your consent, to be accurate and complete. Our opinion cannot be relied upon if any of the facts contained in such documents or in any such additional information is, or later becomes, inaccurate or if any of the assumed facts set out herein is, or later becomes, inaccurate. Finally, our opinion is limited to the tax matters specifically covered thereby, and we have not been asked to address, nor have we addressed, any other tax consequences of the Merger.
Very truly yours,